Exhibit 2

Private and Confidential

To:	Cilag Holding AG Landis + Gyrstrasse 1 CH-6300 Zug Switzerland Attention: Heinz Schmid, Director

IRREVOCABLE UNDERTAKING

Proposed public offer for Crucell N.V.

Dear Sir,

I refer to the merger agreement to be dated 6 October 2010 between Cilag Holding AG (the Offeror) and Crucell N.V. (the Company) regarding the contemplated public offer by the Offeror (such offer, including any revised offer of the Offeror, hereinafter the Offer), for all the issued and outstanding share capital of the Company not already owned by the Offeror or its Affiliates (the Merger Agreement). Capitalized terms included but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

Section 1              Agreement to Tender. Subject to the Offer being declared unconditional, I hereby irrevocably undertake and agree with the Offeror that I will accept the Offer in respect of all Ordinary Shares that I currently hold and/or will acquire after the date hereof (including Ordinary Shares represented by American Depositary Shares, if any, and all stock dividends and distributions and any securities into which or for which any or all of such Ordinary Shares may be changed or exchanged (other than unvested or unexercised Options) or which are received in a stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or any other similar transaction, the Shares) and shall tender such Shares to the Offeror (or, as applicable, Bidco) and deliver Proxies in respect of such Shares in accordance with the terms and conditions of the Offer promptly, but in any event no later than 10:00 ECT on the last day of the Acceptance Period of the Offer. Further, I hereby irrevocably undertake and agree with the Offeror that I will duly tender to the Offeror (or, as applicable, Bidco) during any subsequent offering period provided by the Offeror (or, as applicable, Bidco) in accordance with the terms of the Offer, all of the Shares, if any, which shall have been issued after the expiration of the Offer. Once the Shares are tendered pursuant to the terms hereof, I will not withdraw any tender of such Shares or revoke any of such Proxies, unless and until (i) the Offer shall have been terminated or shall have expired, in each case, in accordance with the terms of the Merger Agreement, or (ii) this irrevocable undertaking shall have been revoked in accordance with the below terms.

Section 2              Agreement to Vote.  I hereby irrevocably undertake to cast the voting rights attached to the Shares in any general meeting of shareholders of the Company to vote in favour of any resolutions proposed to any general meeting of shareholders of the Company proposed by the Management Board and the Supervisory Board, the adoption of which constitutes an Offer Condition, or any other matter necessary for consummation of the transactions contemplated by the Merger Agreement which is considered at any such general meeting of shareholders.  In the event that any general meeting of shareholders of the Company is held, I shall, or shall cause the holder of record on any applicable record date to, appear at such meeting or otherwise cause the Shares (to the extent that any of such Shares are not purchased in the Offer) to be counted as present thereat for purposes of establishing a quorum.

Section 3             Agreement to Sell to Offeror.  To the extent I receive Shares following the settlement date of the Offer, I hereby undertake to sell and the Offeror (or, as applicable, Bidco) undertakes to purchase such Shares against the Offer price, free of any pledges, security interests and other encumbrances.

Section 4              No Transfers; No Inconsistent Arrangements.  Except as provided hereunder or under the Merger Agreement, I shall not, directly or indirectly, (i) transfer (which term shall include any sale, assignment, gift, pledge, hypothecation or other disposition), or consent to or permit any such transfer of, any or all of the Shares or any interest therein (except where the transferee or third party agrees in writing to be bound by the terms hereof), or create or permit to exist any lien that would prevent me from tendering the Shares in accordance with this irrevocable undertaking or from complying with other obligations under this irrevocable undertaking, other than any restrictions imposed by Applicable Law or pursuant to this irrevocable undertaking, on any Shares, (ii) enter into any contracts inconsistent with the terms hereof with respect to any transfer of the Shares or any interest therein, (iii) grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to the Shares relating to the subject matter hereof, (iv) deposit or permit the deposit of the Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares, or (v) take or permit any other action that would in any way restrict, limit or interfere with the performance of my obligations hereunder or the transactions contemplated hereby.

Section 5              Documentation; Information.  I hereby consent to and authorize the publication and disclosure by the Offeror of my identity and holding of the Shares, and the nature of my commitments, arrangements and understandings under this irrevocable undertaking, in any press release, the Offer Documents, or any other disclosure document required in connection with the Offer, the Merger and any transactions contemplated by the Merger Agreement.

Section 6              Representations and Warranties.  I represent and warrant to the Offeror as follows:

This irrevocable undertaking has been duly and validly executed and delivered by me and, assuming this Agreement constitutes a valid and binding obligation of the Offeror, constitutes a legal, valid and binding agreement enforceable against me in accordance with its terms.  I am, and, on the date the Offeror (or, as applicable, Bidco) becomes obligated to accept for payment, purchase and pay for my Shares, I will be directly or indirectly the legal and/or beneficial owner of the Shares, free and clear of any charge, pledge, lien, irrevocable undertaking, restriction, right of first refusal, right of pre-emption, third-party right or interest, other encumbrance or security interest or another type of preferential arrangement (including, without limitation, a title transfer, retention or lock-up arrangement having similar effect).  There are no options or rights to acquire, or any agreements to which I am a party, relating to the Shares, other than this irrevocable undertaking.  As of the date hereof, I am the legal and/or beneficial owner of ______________ Shares.

Section 7              Further Assurances.  I will, from time to time, execute and deliver, or cause to be executed and delivered, such additional documents as the Offeror (or, as applicable, Bidco) may reasonably request for the purpose of effectively carrying out the transactions contemplated by this irrevocable undertaking.

Section 8              Revocation; Termination.  This undertaking can only be revoked in the event that the Management Board and the Supervisory Board withdraw their recommendation of the Offer in accordance with the terms of the Merger Agreement and, concurrently therewith, terminate the Merger Agreement, or if the Merger Agreement has otherwise been terminated pursuant to and in accordance with its terms.

Section 9              Governing Law; Jurisdiction.  This undertaking shall be governed by, and construed in accordance with the laws of the Netherlands. The competent courts of Amsterdam will have exclusive jurisdiction in relation to any disputes relating to this undertaking, without prejudice to any right of appeal.

Section 10            Specific Performance.  I acknowledge and agree that, in the event of any breach of this irrevocable undertaking, Juniper would be irreparably and immediately harmed and could not be made whole by monetary damages.  I accordingly agree that (a) I will waive, in any action for specific performance, the defence of adequacy of a remedy at law and (b) Juniper shall be entitled, in addition to any other remedy to which it may be entitled at law or in equity, to compel specific performance of this irrevocable undertaking in any action instituted in accordance with Section 9.

Section 11            Shareholder Capacity. Notwithstanding any provision of this irrevocable undertaking to the contrary, nothing in this irrevocable undertaking shall (or shall require me to attempt to) affect or limit me from acting in my capacity as a member of the Supervisory Board in accordance with my fiduciary duties (it being understood that this irrevocable undertaking shall apply to me solely in my capacity as a shareholder of the Company).

[signature page follows]

Signed in Leiden, on 5 October 2010

[Supervisory] [Management] Board Member

Agreed and acknowledged Cilag Holding AG

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